SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

(AMENDMENT NO. 1)

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the registrant [   ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement

[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[   ]   Definitive Proxy Statement

[   ]   Definitive Additional Materials

[   ]   Soliciting Material Under Rule 14a-12

THE EASTERN COMPANY
(Name of Registrant as Specified in Its Charter)

BARINGTON COMPANIES EQUITY PARTNERS, L.P., BARINGTON COMPANIES INVESTORS, LLC,

BARINGTON CAPITAL GROUP, L.P., LNA CAPITAL CORP., HILCO, INC., JAMES A. MITAROTONDA

AND MICHAEL A. MCMANUS, JR.

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transaction applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4)	Proposed maximum aggregate value of transaction:
(5)	Total fee paid:

[   ]   Fee paid previously with preliminary materials.

[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount Previously Paid:
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing Party:
(4)	Date Filed:

2015 ANNUAL MEETING OF SHAREHOLDERS

OF

THE EASTERN COMPANY

PRELIMINARY PROXY STATEMENT

OF

THE BARINGTON GROUP

This proxy statement and the enclosed WHITE proxy card are being sent to you as one of the holders of common stock, no par value, of The Eastern Company, a Connecticut corporation (“Eastern” or the “Company”), in connection with our solicitation of your proxy for use at the 2015 Annual Meeting of the Shareholders of the Company scheduled to be held at __________, local time, on ______, ______ ___, 2015, at __________, __________, __________, __________, and at any adjournments or postponements thereof (the “2015 Annual Meeting”).

We are the Barington Group and we believe that the Company’s value potential is not being realized under its current Board of Directors.  As fellow shareholders of the Company, we are committed to seeking to enhance the long-term value of the Company’s common stock and ensuring that shareholder interests are represented in the boardroom.  We are therefore soliciting your proxy to vote at the 2015 Annual Meeting for, among other things, the election of our two highly qualified director nominees – James A. Mitarotonda and Michael A. McManus, Jr. – to enhance the long-term value of our and your investment in the Company.

This proxy statement and the enclosed WHITE proxy card are first being furnished to shareholders on or about ______ ___, 2015.

We urge you to promptly sign, date and return the enclosed WHITE proxy card in favor of the election of our nominees.

THE PROPOSALS

Proposal No. 1 -- Election of the Barington Group Nominees as Directors

We are soliciting proxies from the holders of shares of the Company’s common stock to elect two highly qualified directors to the Board of Directors of the Company (the “Board”) to serve for a three-year term that expires at the 2018 Annual Meeting.  Proposal No. 1 provides for the election of James A. Mitarotonda and Michael A. McManus, Jr. to serve as directors.  See “Information Regarding the Barington Group Nominees” beginning on page [4] of this proxy statement for information concerning the background and experience of our director nominees.

The Board of Directors of the Company is presently comprised of five directors.  The directors of the Company are divided into three classes, with three-year terms of office ending in successive years.  If elected, our nominees would constitute two out of the five directors on the Company’s Board.  The director candidates who receive the most votes will be elected to fill the available seats on the Board of Directors.  That means the two nominees for director receiving the greatest number of votes cast at the 2015 Annual Meeting will be elected.

We recommend that you vote FOR the election of the Barington Group nominees by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.

Each of the Barington Group nominees has consented to being named herein as a nominee for director of the Company and has agreed to stand for election as a director and to serve as a director, if elected.

We have no reason to believe that any of our nominees will be unable to serve if elected.  However, if any of our nominees are unable to serve, we expect that the members of the Company’s Board will fill the vacancy.  Our nominees would recommend that the Company’s Board fill any such vacancy with an individual willing to consider and implement our proposals to seek to enhance long-term shareholder value and improve the Company’s corporate governance.  However, there can be no assurance that the Board would follow our recommendation in filling any such vacancy.

Proposal No. 2 – Ratification of the Appointment of Fiondella, Milone & LaSaracina LLP as the Company’s Independent Registered Public Accounting Firm (Company Proposal)

As Proposal No. 2 for the 2015 Annual Meeting, we anticipate that the Company will ask shareholders to consider and vote upon the appointment of Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.  See “Auditors” for further information regarding Fiondella, Milone & LaSaracina LLP.

We recommend that you vote FOR the ratification of the appointment of Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.

THIS SOLICITATION IS BEING MADE BY THE BARINGTON GROUP AND IS NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE BARINGTON GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2015 ANNUAL MEETING.  SHOULD OTHER MATTERS BE BROUGHT BEFORE THE 2015 ANNUAL MEETING WHICH THE BARINGTON GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

Important Notice Regarding the Availability of Proxy Materials

The attached proxy statement and WHITE proxy card are available at

[www.Barington.com/Eastern.html]

IMPORTANT

Please review this document and the enclosed materials carefully.  YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

Our nominees are committed to seeking to enhance long-term shareholder value and represent shareholder interests on the Board of Directors of Eastern.  We urge you to sign, date and return the enclosed WHITE proxy card today to vote FOR the election of our nominees.  We also urge you to vote FOR the ratification of the appointment of the Company’s independent registered public accounting firm.

•

If your shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card today to MacKenzie Partners, Inc., our proxy solicitor, in the postage-paid envelope provided.

•

If you have previously signed and returned a [COLOR] proxy card to the Company, you have every right to change your vote.  Only your latest dated proxy card will count at the 2015 Annual Meeting.  You may revoke any [COLOR] proxy card already sent to the Company at any time prior to the 2015 Annual Meeting by signing, dating and mailing the enclosed WHITE proxy card in the postage-paid envelope provided.  Any proxy may be revoked at any time prior to the 2015 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2015 Annual Meeting to MacKenzie Partners, Inc. or the Company’s Corporate Secretary, or by voting in person at the 2015 Annual Meeting.

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If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE proxy card with respect to your shares and only after receiving your specific instructions.  Accordingly, please sign, date and mail the enclosed WHITE proxy instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a WHITE proxy card to be issued representing your shares.

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After signing the enclosed WHITE proxy card, do not sign or return the [COLOR] proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions about giving your proxy or require assistance, please call:

105 Madison Avenue New York, New York 10016 Call Toll-Free: (800) 322-2885 Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com

REASONS FOR OUR SOLICITATION

We are the Barington Group.  Collectively, we beneficially own over 5.2% of the outstanding shares of common stock of the Company.  As a significant shareholder of Eastern, we have been extremely dissatisfied with the performance of the Company under its current Board of Directors.  We are therefore soliciting your proxy to vote at the 2015 Annual Meeting for the election of our highly qualified director nominees who are committed to seeking to enhance long-term shareholder value and improve Eastern’s corporate governance for the benefit of all shareholders of the Company.

INFORMATION REGARDING

THE BARINGTON GROUP NOMINEES

We are soliciting proxies for the election of James A. Mitarotonda and Michael A. McManus, Jr. as directors of the Company.  Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of the Barington Group nominees for at least the past five years.1

Name and Business Address	Age, Present Principal Occupation, Five Year Employment History and Directorships

James A. Mitarotonda Barington Capital Group, L.P. 888 Seventh Avenue, 17th Floor New York, NY 10019

Mr. Mitarotonda, 60, has been the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P., an investment firm, since November 1991.  Mr. Mitarotonda has also been the Chairman of the Board, President and Chief Executive Officer of Barington Companies Investors, LLC, the general partner of Barington Companies Equity Partners, L.P., a value-oriented, activist investment fund, since May 1999.  Barington and its affiliates have extensive experience investing in manufacturing and industrial companies, including Ameron International Corporation, Stewart & Stevenson Services, Inc., Griffon Corporation, Gerber Scientific, Inc., Lancaster Colony Corporation, Spartech Corporation, OMNOVA Solutions Inc. and A. Schulman, Inc.

Mr. Mitarotonda is an experienced public company director. He has served as a director of A. Schulman, Inc., an international manufacturer of plastic compounds and resins, since October 2005, Ebix, Inc., an international supplier of software and e-commerce services to the insurance, financial and healthcare industries, since January 2015, and Barington/Hilco Acquisition Corp., a blank check acquisition company, since February 2015.  He has also served as a director of The Pep Boys – Manny, Moe & Jack, an automotive aftermarket service and retail chain, since August 2006 and was the Chairman of the Board from July 2008 until June 2009.  Additionally, Mr. Mitarotonda is a nominee for election as a director of OMNOVA Solutions Inc. at its forthcoming 2015 annual meeting of shareholders.  If elected at the 2015 Annual Meeting, Mr. Mitarotonda intends to resign as a director of at least one of these companies and to serve his full three-year term on the Eastern Board.  Mr. Mitarotonda does not intend to resign from the Eastern Board if, prior to the end of his three-year term, he is nominated and elected to an additional public company board.

During the past five years, Mr. Mitarotonda has served as a director of Ameron International Corporation, a multinational manufacturer of products and materials for the chemical, industrial, energy, transportation and infrastructure markets, Griffon Corporation, a diversified manufacturing company, Gerber Scientific, Inc., a diversified manufacturing company, and The Jones Group Inc., a global designer, marketer and wholesaler of branded apparel, footwear and accessories.  He is also a former director of Register.com, a domain name registrar, and Sielox, Inc. (and its predecessor companies Dynabazaar, Inc. and L Q Corporation, Inc.), a supplier of products for the security industry including surveillance cameras, digital video recorders and access control systems.

Mr. Mitarotonda received an M.B.A. from New York University’s Graduate School of Business Administration (now known as the Stern School of Business) and a B.A. in economics from Queens College, where he is currently a member of the Board of Trustees.

We believe that Mr. Mitarotonda is qualified to serve as a director of the Company based on, among other things, his status as a shareholder representative; his extensive public company director experience; his financial, investment banking and corporate governance expertise; his experience as a chief executive officer; and his experience investing in manufacturing and industrial companies.

1  The foregoing information has been furnished to the Barington Group by the respective Barington Group nominees, each of whom is at least 18 years of age and has consented to serve as a director of the Company if elected.  None of the entities referenced above is a parent or subsidiary of the Company.

Michael A. McManus, Jr. Misonix, Inc. 1938 New Highway Farmingdale, NY 11735

Mr. McManus, 71, has been the President and Chief Executive Officer of Misonix, Inc., a manufacturer of medical devices, since 1998.  From 1991 to 1998, Mr. McManus was President and Chief Executive Officer of New York Bancorp Inc., a savings and loan holding company, and previously served as President and Chief Executive Officer of Home Federal Savings Bank, the principal subsidiary of New York Bancorp, from 1995 through 1998.  Prior to working at New York Bancorp, Mr. McManus served as President and Chief Executive Officer of Jamcor Pharmaceuticals, Inc. and held senior positions at Pfizer, MacAndrews & Forbes and Revlon.  Prior to that, he served as an Assistant to President Ronald Reagan.  Mr. McManus has also served as a Sergeant in the U.S. Army Infantry, where he received U.S. Army commendation and distinguished service medals.  He is also a recipient of The Ellis Island Medal of Honor.

Mr. McManus has served as a director of A. Schulman, Inc., an international supplier of plastic compounds and resins, since 2006, and as a director of Novavax, Inc., a clinical-stage biopharmaceutical company, since 1998.  He also serves as an advisor to Barington Capital Group, L.P.

Mr. McManus received a B.A. in economics from the University of Notre Dame and a J.D. from the Georgetown University Law Center.

We believe that Mr. McManus is qualified to serve as a director of the Company based on, among other things, his extensive business and leadership experience as a chief executive officer of two public companies, his public company director experience, his knowledge of equity and capital markets, and his significant experience in governance, legal, and risk management.

We believe that our nominees have the boardroom experience, business and leadership skills and shareholder perspective that are needed to help the Company realize its value potential and ensure that shareholder interests are represented in the boardroom. While our nominees will only constitute two of the five members of the Eastern Board if elected, it is their intention to work constructively with the other members of the Board to help enhance long-term shareholder value for the benefit of all shareholders of Company.  While there is no guarantee that the election of our nominees will in fact lead to the enhancement of long-term shareholder value, ask yourself:  Are you comfortable trusting the Company’s incumbent directors to do so on their own based on their track record to date?

WE ARE COMMITTED TO HELPING IMPROVE

LONG-TERM VALUE FOR ALL EASTERN SHAREHOLDERS

The Barington Group is a significant shareholder of the Company – we beneficially own 325,703 shares of Eastern common stock, representing over 5.2% of the outstanding shares of common stock of the Company.  Our interests are clearly aligned with yours. We want to enhance long-term value for all Eastern shareholders.

One of our nominees, James A. Mitarotonda, is the Chairman and CEO of Barington Capital Group, L.P. (“Barington”), an investment firm with a fifteen-year track record of working with underperforming companies to help improve shareholder value. Barington has taken an active role in assisting companies such as A. Schulman, Inc., Lancaster Colony Corporation, Stewart & Stevenson Services, Inc., Gerber Scientific, Inc., The Warnaco Group, Inc. and Dillard’s, Inc. improve their operations, strategic focus, profitability and corporate governance since January 2000.2  While past performance does not guarantee future success, it is our strong belief that we can help do the same at Eastern.

We believe that it is important for shareholders to finally have a choice with respect to who represents their interests in the Eastern boardroom.  Please sign, date and return the enclosed WHITE proxy card to vote FOR the election of our nominees described in this proxy statement.  Please also vote FOR ratification of the appointment of the Company’s independent registered public accounting firm.

2  See, e.g., Michael Rudnick, “The Operator,” The Deal Magazine (April 30, 2010) and “A Matter of Alignment: The Activists,” The Deal Magazine (May 14, 2010); Evan Clark, “Dillard’s, Penney’s See Profit Spikes,” Women’s Wear Daily (Nov. 15, 2010); Jan Alexander, “The Collaborator At the Gate,” Institutional Investor (May 2014); and Ronald Orol, “Barington’s Mitarotonda Focuses on Big Picture,” The Daily Deal (January 27, 2014).

BACKGROUND OF PROXY SOLICITATION

Members of the Barington Group began purchasing shares of Eastern common stock in April 2013 because we believe that the Company’s shares are undervalued and represent an attractive investment opportunity.  On various dates from April 19, 2013 through September 24, 2014, members of the Barington Group purchased a total of 325,703 shares of common stock in the open market.  The details of these purchases are set forth in Annex A attached to this proxy statement.

Between December 2010 and December 2012, representatives of Barington spoke by telephone on several occasions with Mr. Leonard F. Leganza, the Company’s Chairman, President and Chief Executive Officer.  During such calls, Mr. Leganza and the Barington representatives discussed the Company and its prospects.

On December 3, 2012, a representative of Barington met with Mr. Leganza at Eastern’s corporate headquarters in Naugatuck, Connecticut to talk about the Company and each of its businesses. During such meeting, the Barington representative expressed concern about the Company’s capital allocation to its Metal Products segment and the comparatively low margins this segment generates. At the conclusion of the meeting, the Barington representative suggested to Mr. Leganza that the Company might benefit from conducting a strategic review to determine opportunities to improve its return on invested capital and rationalize its portfolio of businesses (hereinafter, a “strategic review”).

On June 27, 2013, a representative of Barington spoke by telephone with Mr. Leganza to review the Company’s financial performance.  During such call, the Barington representative inquired as to the causes for the decline in revenue in the Company’s Industrial Hardware segment and developments in the Class 8 truck market that this business segment serves.  The Barington representative questioned whether the Company has a sufficiently robust plan to drive growth of its existing products in adjacent markets and introduce new products into Eastern’s existing distribution channels.

On September 9, 2013, representatives of Barington, including James A. Mitarotonda, Barington’s Chairman and Chief Executive Officer, spoke with Mr. Leganza.  During such conversation, Mr. Leganza recounted his professional career and the history of the Company, and the Barington representatives inquired as to reasons for the Company’s lack of year-of-year revenue growth over the prior three quarters.  At the conclusion of such discussion, the Barington representatives recommended that the Company consider conducting an in-depth assessment of each of its end-markets to identify which ones present the highest return and the greatest growth opportunities, and increase its investment in businesses that serve these end-markets (hereinafter, an “end-market analysis”).

On March 6, 2014, representatives of Barington, including Mr. Mitarotonda, met with Mr. Leganza at Eastern’s corporate headquarters to receive an update on the performance of the Company.  During such meeting, the Barington representatives expressed our concern that the Company does not appear to have an effective growth strategy, based on our observations that the Company is not generating sustainable organic growth in its core markets and our belief that the Company has failed over the past ten years to consummate any strategic acquisitions that we believe have materially strengthened the Company’s core businesses or provide access to new high-growth markets. The Barington representatives also shared with Mr. Leganza our belief that these factors have contributed to the Company’s poor share price performance relative to its peers and the market as a whole. To illustrate our perspectives, the Barington representatives shared with Mr. Leganza examples of other companies that have successfully grown revenue and generated meaningful share price performance over a sustained period.  At the request of Mr. Leganza, the Barington representatives identified examples of merger partners that could potentially introduce new growth opportunities for the Company. Mr. Leganza inquired as to whether we could identify for him other potential merger partners, and on March 18, 2014, a representative of Barington sent a list of additional potential candidates to Mr. Leganza in response to such inquiry.

On July 2, 2014, representatives of Barington, including Mr. Mitarotonda, met with Mr. Leganza at Eastern’s corporate headquarters to follow-up on the March 6th meeting.  During such meeting, the Barington representatives discussed in further detail Barington’s recommendations for improving the Company’s long-term financial and share price performance, which include conducting a strategic review and an end-market analysis.  Barington also recommended that the Company build scale in the Company’s most attractive business through complimentary acquisitions, and presented examples of acquisitions that Barington believes would strengthen the Company’s existing access technology and composite panel businesses.  Finally, the Barington representatives recommended that the Company’s acquisition strategy also include businesses that provide Eastern with new distribution channels for existing products, which could benefit the Company by increasing sales, improving distribution and delivering logistics efficiencies.  In response to our recommendations, Mr. Leganza requested that we provide a specific proposal for how Barington and its staff could support the Company in pursuing such opportunities.

On July 24, 2014, representatives of Barington, including Mr. Mitarotonda, met with Mr. Leganza at Eastern’s corporate headquarters.  During such meeting, the Barington representatives stated our belief that the Company lacked transparency with respect to its growth and acquisition plans and repeated our concerns about Company’s growth trajectory.  In addition, we repeated our belief that the Company would benefit from conducting a strategic review.  Mr. Leganza questioned whether one was necessary.  During such meeting, Mr. Leganza reiterated his request for a specific proposal for support from Barington and its staff.

On July 30, 2014, Mr. Mitarotonda sent a letter to Mr. Leganza (the “July 30th Letter”) to summarize ways in which Barington could assist Eastern in conducting a strategic review and growing the Company through acquisition if Eastern needed additional resources to support its management team.  As it had never been the intention of Barington to enter into a consulting arrangement with the Company, the letter was sent for discussion purposes in response to Mr. Leganza’s repeated requests for a proposal.  In the letter, we also proposed that the Company add two directors to the Eastern Board recommended by Barington that are reasonably acceptable to its current directors.

On August 28, 2014, Mr. Mitarotonda had lunch with Mr. Leganza and John L. Sullivan III, the Company’s Vice President and Chief Financial Officer, at a restaurant in Naugatuck, Connecticut.  During the lunch meeting, Mr. Mitarotonda provided Mr. Leganza and Mr. Sullivan with examples of how Barington has helped improve long-term shareholder value at other publicly traded companies such as A. Schulman and Gerber Scientific.

On September 29, 2014, Mr. Mitarotonda received a letter from Mr. Leganza dated September 25, 2014 in response to his July 30th Letter.  The letter stated that while the Board would welcome proposals regarding potential acquisition opportunities and would expect to compensate Barington if a transaction was successfully consummated, the Board believes that the Company’s in-house resources are adequate in the areas in which Barington offered to provide assistance in the July 30th Letter.  Mr. Leganza also addressed the composition of the Eastern Board in his letter, stating:

“We are aware that the Board has not transitioned for many years, and although there may be a trend towards Board rotation, it is our belief that a Board with fewer members is more agile and can be more attentive to issues with more meaningful input from each Board member.  This is a topic which has been discussed by the Board over time and while we are sensitive to the issue, and remain open to further discussion, there are no proposed changes to the composition of our Board as of now.”

On September 29, 2014, Mr. Mitarotonda spoke by telephone with Mr. Mr. Leganza and informed him that we were disappointed by his letter as well as the Company’s record in creating shareholder value.  He asked Mr. Leganza to reconsider Barington’s suggestion that the Company add new directors proposed by Barington to the Board, and stated that he believes that such directors could assist the Company in improving its long-term financial and share price performance.  Mr. Leganza suggested that the parties continue their discussions, and asked Mr. Mitarotonda to propose dates for a follow-up meeting.

On October 9, 2014, representatives of Barington met with Mr. Leganza at Eastern’s corporate headquarters.  During the meeting, the Barington representatives expressed our belief that the Company is not making sufficient progress in creating value for shareholders and reiterated our conviction that the Company would benefit from adding new directors to its Board.  We also inquired as to the level of engagement of Eastern’s current Board members and the level of support they provide Eastern’s management team. Mr. Leganza stated, in response, that he does not need the Board to do anything to support him and his management team.

On November 11, 2014 Mr. Mitarotonda met with Mr. Leganza and two members of the Eastern Board at the Company’s corporate headquarters.  During such meeting, the Eastern directors asked various questions concerning Mr. Mitarotonda’s background and experience, including his experience as a director of other publicly traded companies.  At the conclusion of the meeting, Mr. Leganza informed Mr. Mitarotonda that he wanted the two other members of the Board to also meet with him.  Such a meeting, however, was never scheduled, and a number of Mr. Mitarotonda’s follow-up calls to Mr. Leganza to inquire as to when such meeting would take place were unreturned.

On January 14, 2015, the Company announced that it had received a letter from Synalloy Corporation (the “Synalloy Letter”) expressing the interest of Synalloy in the possible acquisition of the Company for $6.69 per share in cash and approximately $12.43 in shares of Synalloy common stock.  The announcement stated that the Eastern Board had carefully reviewed and unanimously determined that the proposal is not in the best interests of the Company and its shareholders.  Barington was also sent a copy of the Synalloy Letter, which was dated January 2, 2015, and called Mr. Leganza after receiving the letter to inform him of this fact.

On January 17, 2015, an article in the Republican American reported that Mr. Leganza regularly fields offers from corporations interested in merging with or acquiring Eastern, most of which are never made public, and that he does not like to respond to offers that are sent by email instead of by letter.

On February 6, 2015, Mr. Mitarotonda sent a letter to Mr. Leganza (the “February 6th Letter”).  In the letter, he stated that while Barington is a patient, long-term investor, we have been extremely disappointed by the lack of progress at the Company and believe that it is time for decisive action and change at Eastern.  He informed Mr. Leganza that Barington intends to share with him a detailed summary of Barington recommendations to enhance the Company's long-term financial and share price performance.  These recommendations will include, among other things, measures to (i) improve Eastern's strategic focus, (ii) accelerate growth and product innovation in high-potential businesses, both organically and through targeted acquisitions, and (iii) improve Eastern’s corporate governance.  The letter also stated that while Barington does not support Eastern entering into any transaction which undervalues the Company – as appears to us to be the case with the terms proposed by Synalloy – we do not agree with the Board’s decision to dismiss this transaction within 12 days of receiving the offer, as it is our belief that, at a minimum, that the Company should have conducted due diligence on potential synergies in order to assess whether a transaction with Synalloy could potentially create value for Eastern shareholders.  Mr. Mitarotonda also informed Mr. Leganza in the February 6th Letter that Barington strongly believes that new, independent directors need to be promptly added to the Eastern Board, and noted that the Company has not added a new director since 1993 and has an average director tenure of approximately 27 years.  The letter stated that Barington had identified several individuals with exceptional backgrounds and experience that Barington believes can help meaningfully improve long-term shareholder value, and that Barington would be nominating two of these candidates in order to comply with the advance notice provisions contained in the Company’s Bylaws.

Following the Company’s receipt of the February 6th Letter, a member of the Eastern Board called Mr. Mitarotonda to inform him that the Board intends to expand its size by one directorship and would be willing to interview any candidates for this directorship recommended by Barington.  Mr. Mitarotonda suggested that the Board interview both Michael A. McManus, Jr. and him.

On February 20, 2015, representatives of the Eastern Board interviewed Mr. Mitarotonda by conference call.  On the same date, Barington formally delivered to the Secretary of the Company a letter notifying the Company of Barington’s intention to nominate Mr. Mitarotonda and Mr. McManus for election to the Board at the 2015 Annual Meeting.

On February 24, 2015, representatives of the Eastern Board interviewed Mr. McManus by conference call.

On March 2, 2015, the Barington Group filed its preliminary proxy statement with the SEC.  On March 2, representatives of Barington also met with Mr. John W. Everets, a director of the Company, at the offices of the Company’s legal counsel.  During such meeting, Mr. Everets informed the Barington representatives that the Board intends to add at least two new directors.  He also informed the Barington representatives that the Board is willing to add Mr. McManus to the expanded Board if Barington will agree to enter into a standstill agreement with the Company.

On March 9, 2015, Mr. Mitarotonda sent a letter to Mr. Everets (the “March 9th Letter”) in response to the settlement proposal made by Mr. Everets during the March 2 meeting.  In the March 9th Letter, Mr. Mitarotonda informed Mr. Everets that Barington is amenable to entering into a settlement agreement with the Company that includes an appropriate standstill provision. However, given Eastern’s share price performance and corporate governance under its current Board, Barington strongly believes that the addition of only one of our two director nominees to the Eastern Board is not sufficient to ensure that the Board has the experience and shareholder-focused representatives Barington believes are necessary to help improve long-term value and protect shareholder interests.

In the March 9th Letter, Mr. Mitarotonda also noted that the Eastern Board has overseen the implementation (or preservation) of an extensive list of anti-takeover defenses, which has caused Barington to question whether Eastern’s incumbent directors are more focused on maintaining their directorships and the continued employment of Mr. Leganza than in protecting shareholder interests.  Mr. Mitarotonda noted that, among other things, the Company has a staggered board of directors, a “poison pill” shareholder rights plan with a ten-percent trigger that has not been approved by shareholders, and a plurality voting standard for uncontested director elections.  The Company also lacks an independent nominating and corporate governance committee and has not separated the roles of Chairman and CEO (or even appoint an independent lead or presiding director).  Mr. Mitarotonda informed Mr. Everets that Barington is committed to seeing the Eastern Board take action to improve its corporate governance in these areas.  He also stated that Barington recommends that the Eastern Board disclose details of its CEO succession plan, implement minimum share ownership requirements for the Board and senior management, add a clawback provision to the Company’s compensation plans and consider replacing directors that have served for more than 20 years, and informed Mr. Everets that Barington would be happy to share its views with him on Eastern’s corporate governance in greater detail.

INFORMATION ABOUT THE BARINGTON GROUP

We are the Barington Group, which is comprised of Barington Companies Equity Partners, L.P. and its affiliates, Hilco, Inc. and Michael A. McManus, Jr.  As of the date of this proxy statement, we collectively beneficially own 325,703 shares of common stock of Company, representing over 5.2% of the outstanding shares based upon 6,223,577 shares of common stock reported by the Company to be outstanding as of October 22, 2014 in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2014.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019. Barington Companies Equity Partners, L.P. beneficially owns 285,582 shares of common stock of the Company, 100 of which are held of record.

Barington Companies Investors, LLC (“BCI”) is a Delaware limited liability company and the general partner of Barington Companies Equity Partners, L.P.  The principal business of BCI is serving as the general partner of Barington Companies Equity Partners, L.P. and as an investment advisor to certain other parties or accounts.  The address of the principal business and principal office of BCI is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  As the general partner of Barington Companies Equity Partners, L.P., BCI may be deemed to beneficially own the 285,582 shares of common stock beneficially owned by Barington Companies Equity Partners, L.P.  James A. Mitarotonda, a United States citizen, is the managing member of BCI.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

BCI is a majority-owned subsidiary of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  As the majority member of BCI, Barington Capital Group, L.P. may be deemed to beneficially own the 285,582 shares of common stock beneficially owned by Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James Mitarotonda is the sole shareholder and director of LNA Capital Corp.  Certain information concerning the executive officers of LNA Capital Corp. is set forth below.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 285,582 shares of common stock beneficially owned by Barington Companies Equity Partners, L.P.  As the sole shareholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 285,582 shares of common stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Hilco, Inc. is an Illinois corporation.  The principal business of Hilco, Inc. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Hilco, Inc. is 5 Revere Drive, Suite 206, Northbrook, Illinois 60062.  Hilco, Inc. beneficially owns 40,121 shares of common stock of the Company.  Certain information concerning the executive officers of Hilco, Inc. is set forth below.  Jeffery B. Hecktman, a United States citizen, is the Chairman and Chief Executive Officer, majority shareholder and sole director of Hilco, Inc.  The principal occupation of Mr. Hecktman is serving as the Chairman and Chief Executive Officer of Hilco Trading, LLC.  The business address of Mr. Hecktman is c/o Hilco Trading, LLC, 5 Revere Drive, Suite 206, Northbrook, IL 60062.

Michael A. McManus, Jr. is a United States citizen.  The principal occupation of Mr. McManus is serving as the President and Chief Executive Officer of Misonix, Inc.  The business address of Mr. McManus is 1938 New Highway, Farmingdale, New York 11735. Mr. McManus does not beneficially own any shares of common stock of the Company.  Barington or one of its affiliates intends to reimburse Mr. McManus for any costs or expenses incurred by him in connection with being named as a nominee.

Executive Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Chairman, President, CEO and Treasurer	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, New York 10019

Jared L. Landaw Secretary	Chief Operating Officer and General Counsel of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, New York 10019

Executive Officers of Hilco, Inc.

Name and Position	Principal Occupation	Principal Business Address

Jeffrey B. Hecktman Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

John P. Chen Treasurer and Chief Financial Officer	Chief Operating Officer of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

Eric W. Kaup Secretary	General Counsel of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

Except as set forth in this proxy statement or in the annexes hereto, none of the Barington Group, any of the persons participating in this proxy solicitation on behalf of the Barington Group, the Barington Group nominees and, with respect to items (i), (vii) and (viii) of this paragraph, to the best knowledge of the Barington Group, any associate (within the meaning of Rule 14a-1 under the Securities Exchange Act of 1934, as amended) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000, (viii) has any arrangement or understanding with respect to future employment by the Company or its affiliates (except in the capacity as a director) or with respect to any future transactions to which the Company or any of its affiliates will or may be a party, (ix) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years or (x) has any substantial interest, direct or indirect, in the matters to be acted upon at the 2015 Annual Meeting, except the interest of each of the nominees in being nominated for election as a director.  In addition, except as set forth in this proxy statement or in the annexes hereto, none of the Barington Group, any of the persons participating in this proxy solicitation on behalf of the Barington Group, the Barington Group nominees and, to the best knowledge of the Barington Group, any associates or immediate family members (including any person (other than a tenant or employee) sharing the same household) of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction or similar series of transactions, in which the Company or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.

Except as set forth in this proxy statement or in the annexes hereto, none of the Barington Group nominees, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries was indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year.  None of the Barington Group nominees is or during the Company’s last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

Except as set forth in this proxy statement or in the annexes hereto, to the best knowledge of the Barington Group as of the date of this proxy statement, none of the Barington Group nominees nor any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934, as amended) of the Barington Group nominees with respect to item (v) of this paragraph (i) is a party to any material proceedings adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries in any material proceedings, (ii) has carried on an occupation or employment, during the last five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, (iii) has any family relationships with any director or executive officer of the Company, (iv) during the last five years, was involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company or (v) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in, Item 402 of Regulation S-K.

The Barington Group has no knowledge of any facts that would prevent the determination that each of the Barington Group nominees is “independent” as defined by the NASDAQ listing standards.

Additional information about the Barington Group, parties related thereto and the Barington Group nominees, including information regarding the beneficial ownership of common stock, is set forth in Annex A attached to this proxy statement.

The Barington Group has retained MacKenzie Partners, Inc. (“MacKenzie”) to act as an advisor and to provide consulting and analytic services and solicitation services in connection with this proxy solicitation.  MacKenzie is a proxy service company. MacKenzie mails documents to shareholders, responds to shareholder questions and solicits shareholder votes for many companies. MacKenzie does not believe that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning MacKenzie. The business address of MacKenzie is 105 Madison Avenue, New York, New York 10016.  MacKenzie has informed the Barington Group that, as of the date of this proxy statement, it does not hold any shares of the Company’s common stock for its own account or for the accounts of others.

AUDITORS

According to information we anticipate will be contained in the Company’s proxy statement, the Audit Committee of the Board of Directors of the Company will likely appoint Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm to examine the books, records and accounts of the Company and its subsidiaries for the fiscal year ending December 31, 2015, subject to ratification by the shareholders at the 2015 Annual Meeting.  The Company has stated that Fiondella, Milone & LaSaracina LLP served as the Company’s independent auditors for the fiscal year ended December 28, 2014.  We would anticipate that a member of Fiondella, Milone & LaSaracina LLP will be present at the 2015 Annual Meeting to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Barington Group recommends that you vote for the ratification of the appointment of Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.  See Proposal No. 2 under “The Proposals.”

SOLICITATION OF PROXIES

The Barington Group has retained MacKenzie Partners, Inc. to act as an advisor in connection with this proxy solicitation.  In connection with its retention by the Barington Group, MacKenzie has agreed to provide consulting and analytic services and solicitation services with respect to banks, brokers, institutional investors and individual shareholders.  The Barington Group has agreed to pay MacKenzie a fee for its services estimated to be not more than $250,000 and to reimburse MacKenzie for its reasonable out-of-pocket expenses.  The Barington Group has also agreed to indemnify MacKenzie against certain liabilities and expenses in connection with this proxy solicitation, including liabilities under the federal securities laws.  Approximately 25 employees of MacKenzie will engage in the solicitation.  Proxies may be solicited by mail, advertisement, telephone, facsimile or in person.  The nominees may make solicitations of proxies.  Solicitations may also be made by persons employed by or affiliated with the members of the Barington Group.  However, no such person will receive additional compensation for such solicitation other than MacKenzie.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of shares of common stock for which they hold of record and the Barington Group will reimburse them for their reasonable out-of-pocket expenses.

The expenses related directly to this proxy solicitation are expected to aggregate approximately $[_______] and will be borne by the Barington Group.  These expenses include fees and expenses for attorneys, proxy solicitors, public relations, printing, postage, filing expenses and other costs incidental to the solicitation.  Of this estimated amount, approximately $[_______] has been spent to date.  The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this proxy statement.

The purpose of the proposals in this proxy statement is to advance the interests of all the Company’s shareholders. The Barington Group believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company if this proxy solicitation is successful.  The question of reimbursement of the expenses of the Barington Group by the Company will not be submitted to a shareholder vote.

If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:

105 Madison Avenue

New York, New York 10016

Toll-Free:  (800) 322-2885

Call collect:  (212) 929-5500

Email:  proxy@mackenziepartners.com

OTHER MATTERS

This proxy solicitation is being made by the Barington Group and not on behalf of the Board of Directors or management of the Company.  The Barington Group is not aware of any other matters to be brought before the Company’s 2015 Annual Meeting, except as set forth herein.  Should other matters be brought before the 2015 Annual Meeting which the Barington Group is not aware of a reasonable time prior to the 2015 Annual Meeting, by having signed and returned the enclosed WHITE proxy card, you will have authorized the persons named as proxies in the enclosed WHITE proxy card to vote on all such matters in their discretion.

It is anticipated that the Company’s proxy statement relating to the 2015 Annual Meeting will contain information regarding the following:

•

Securities ownership of certain beneficial owners and management of the Company;

•

The committees of the Board of Directors;

•

The meetings of the Board of Directors and all committees thereof;

•

The business background and employment biographies of the Company’s nominees for election to the Board of Directors;

•

Information regarding the Company’s leadership structure of the Board of Directors and its role in risk oversight;

•

The Compensation Discussion and Analysis section, the tabular disclosure regarding the compensation of the Company’s named executive officers and the accompanying narrative disclosure;

•

The compensation and remuneration paid and payable to the Company’s directors;

•

Information regarding the Company’s policies and procedures for the review, approval, or ratification of any related party transaction;

•

Additional information regarding the services provided to the Company by Fiondella, Milone & LaSaracina LLP;

•

Information regarding shareholder communications with the Company; and

•

The deadline for receipt of shareholder proposals.

The Company’s shareholders are referred to the Company’s proxy statement relating to the 2015 Annual Meeting and its other public filings in order to review this disclosure.  Upon request to our proxy solicitor, MacKenzie Partners, we will provide a copy of these disclosures without charge to each person to whom our proxy statement is delivered.  MacKenzie Partner’s contact information appears on pages [3] and [11] of this proxy statement.

The Barington Group accepts no responsibility for any information set forth in any such filings not provided by the Barington Group.

INFORMATION REGARDING THE COMPANY

The information concerning the Company contained in this proxy statement has been taken from, or is based upon, documents and records on file with the SEC and other publicly available information.  Although the Barington Group has no knowledge that any information contained in this proxy statement concerning the Company is inaccurate or incomplete, the Barington Group has not independently verified the accuracy or completeness of such publicly available information.

VOTING PROCEDURES

Who is entitled to vote?

If the Company’s stock records show that you are a shareholder as of the close of business on the record date for the 2015 Annual Meeting, you are entitled to vote the shares of common stock that you held on such date.  Even if you sell your shares after the record date for the 2015 Annual Meeting, you will retain the right to execute a proxy in connection with the 2015 Annual Meeting. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

Can I attend the meeting?

All shareholders of record of the Company’s common stock at the close of business on the record date for the 2015 Annual Meeting, or their designated proxies, are authorized to attend the 2015 Annual Meeting.  If your shares are held of record by a bank, broker or other nominee, you will need to obtain a “legal proxy” form from your bank, broker or nominee if you wish to vote at the 2015 Annual Meeting.

What constitutes a quorum?  How will abstentions and broker non-votes be counted?

The holders of shares representing a majority of the Company’s common stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the 2015 Annual Meeting.  Broker non-votes are proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote.  Abstentions and broker non-votes are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.  Brokers will not have discretionary authority to vote with respect to the election of directors and the ratification of the appointment of Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm.

What vote is required?

Assuming a quorum is present in person or by proxy at the 2015 Annual Meeting:

•

The two nominees for director receiving the greatest number of votes cast will be elected. Abstentions are not counted for purposes of election of directors.  If the number of nominees for director exceeds the number of directors to be elected, then a director nominee must receive a plurality of the votes cast by the holders of shares represented in person or by proxy at the 2015 Annual Meeting and entitled to vote on the election of directors.

•

To be ratified, the appointment of Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the 2015 Annual Meeting.  Abstentions are not counted for purposes of the ratification of the appointment of the Company’s registered public accounting firm.

How do I vote?

Voting by proxy for holders of shares registered in the name of a brokerage firm or bank.  If your shares are held by a broker, bank or other nominee (i.e., in “street name”), only your bank, broker or nominee can give a proxy with respect to your shares.  You should receive a proxy instruction form from your bank or broker which you must return in the postage-paid envelope provided in order to have your shares voted.  If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote.  Telephone and internet voting may be available, please refer to your proxy instruction form for details.  If you need assistance in dealing with your bank or broker, please call MacKenzie Partners toll-free at 1-800-322-2885 or collect at 1-212-929-5500.

Voting by proxy for holders of shares registered directly in the name of the shareholder.  If you hold your shares in your own name as a holder of record, you may vote your shares by marking, signing, dating and mailing the WHITE proxy card in the postage-paid envelope that has been provided to you by the Barington Group.  To vote your shares in accordance with your instructions at the 2015 Annual Meeting, we must receive your proxy as soon as possible but, in any event, prior to the 2015 Annual Meeting.

Vote in person.  If you are a registered shareholder and attend the 2015 Annual Meeting you may deliver your completed WHITE proxy card in person.  “Street name” shareholders who wish to vote at the 2015 Annual Meeting will need to obtain a “legal proxy” form from the broker, bank or other nominee that holds their shares of record and must bring that document to the meeting in order to vote in person at the 2015 Annual Meeting.  If you need assistance, please call MacKenzie Partners toll-free at 1-800-322-2885 or collect at 1-212-929-5500.

What should I do if I receive a proxy card which is not WHITE?

If you submit a proxy to us by signing and returning the enclosed WHITE proxy card or instruction form, do NOT sign or return the proxy card or follow any voting instructions provided by the Company’s Board of Directors unless you intend to change your vote, because only your latest-dated proxy will be counted at the 2015 Annual Meeting.

Can I revoke my proxy instructions?

You may revoke your proxy at any time before it has been exercised at the 2015 Annual Meeting by:

•

delivering a written revocation to the Corporate Secretary of the Company or MacKenzie prior to the 2015 Annual Meeting;

•

submitting a duly executed proxy bearing a later date to the Corporate Secretary of the Company or MacKenzie; or

•

appearing in person and voting by ballot at the 2015 Annual Meeting as described above under “How do I vote? -- Vote in Person.”

Any shareholder of record as of the record date of the 2015 Annual Meeting attending the 2015 Annual Meeting in person may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the 2015 Annual Meeting will NOT constitute revocation of a previously given proxy.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Corporate Secretary of the Company, although you are not legally obligated to do so, we would appreciate if you would assist us in seeking to represent the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling MacKenzie toll-free at 1-800-322-2885 or collect at 1-212-929-5500.  Remember, your latest-dated proxy is the only one that counts.

Will other matters be voted on at the annual meeting?

We are not now aware of any matters to be presented at the 2015 Annual Meeting other than the election of directors and the ratification of the appointment of the Company’s independent registered public accounting firm.  If any other matters not described in this proxy statement are properly presented at the 2015 Annual Meeting, which matters are not known to the proxy holders a reasonable time before the solicitation relating to the 2015 Annual Meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

If I plan to attend the annual meeting, should I still submit a proxy?

Whether you plan to attend the 2015 Annual Meeting or not, we urge you to submit a proxy.  Returning the enclosed WHITE proxy card will not affect your right to attend the 2015 Annual Meeting.

What do I need to do if I plan to attend the meeting in person?

If you plan to attend the 2015 Annual Meeting, you must provide proof of your ownership of the Company’s common stock (such as a brokerage account statement or the voting instruction form provided by your broker) and a form of government-issued personal identification (such as a driver’s license or passport) for admission to the meeting. If you wish to vote at the 2015 Annual Meeting you will have to provide evidence that you owned shares of the Company’s common stock as of the record date of the 2015 Annual Meeting. If you own your shares in the name of a bank or broker, and you wish to be able to vote at the 2015 Annual Meeting, you must obtain a legal proxy, executed in your favor, from the bank or broker, indicating that you owned shares of the Company’s common stock as of the record date (please see the instructions above regarding obtaining a legal proxy).

How will my shares be voted?

If you give a proxy on the accompanying WHITE proxy card, your shares will be voted as you direct.  If you submit a proxy to us without instructions, the named proxy holders will vote your shares in favor of the election of the Barington Group nominees, and in favor of the ratification of the appointment of Fiondella, Milone & LaSaracina LLP as the Company’s independent registered public accounting firm.  Submitting a WHITE proxy card will entitle the named proxy holders to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2015 Annual Meeting, including matters incident to the conduct of the 2015 Annual Meeting.  Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date for the 2015 Annual Meeting by the person who submitted it.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance voting your shares, please call MacKenzie Partners toll-free at 1-800-322-2885 or collect at 1-212-929-5500.

Your vote is important.  No matter how many or how few shares you own, please vote to elect the Barington Group nominees by marking, signing, dating and mailing the enclosed WHITE proxy card promptly.

Dated:  ________ __, 2015

Sincerely,

Your Fellow Shareholders:

THE BARINGTON GROUP

ANNEX A

TRANSACTIONS IN COMMON STOCK BY THE BARINGTON GROUP

The following tables set forth information with respect to all purchases and sales of common stock of the Company by the Barington Group during the past two years.  Except as set forth below, to the knowledge of the Barington Group, no participant in this solicitation or Barington Group nominee has purchased or sold securities of the Company within the past two years.

TRANSACTIONS IN SECURITIES OF

THE EASTERN COMPANY

DURING THE PAST TWO YEARS BY

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

Common Stock purchased and sold by Barington

Companies Equity Partners, L.P.

Date of Purchase or Sale	Shares of Common Stock Purchased or (Sold)
4/19/2013	5,000
4/22/2013	3,000
4/23/2013	2,000
4/24/2013	2,000
4/25/2013	3,000
4/26/2013	2,000
4/29/2013	5,000
4/30/2013	2,000
5/2/2013	2,000
5/6/2013	8,086
5/7/2013	5,907
5/8/2013	2,007
5/9/2013	929
5/9/2013	2,000
5/10/2013	2,000
5/10/2013	5,000
5/13/2013	5,000
5/14/2013	5,000
5/15/2013	5,000
5/16/2013	4,655
5/20/2013	3,400
5/22/2013	4,000
5/23/2013	100
5/24/2013	2,000
5/28/2013	1,500
5/29/2013	4,300
5/30/2013	5,000
5/31/2013	5,000
6/3/2013	2,852
6/4/2013	1,619
6/5/2013	8,000
6/6/2013	5,000
6/11/2013	5,000
6/12/2013	1,300
6/13/2013	4,700
6/14/2013	3,662
6/17/2013	343
6/19/2013	4,721
6/20/2013	7,903

ANNEX A – PAGE 1

6/21/2013	3,053
6/24/2013	5,000
6/25/2013	1,844
6/26/2013	5,000
6/27/2013	1,445
7/26/2013	1,826
8/5/2013	1,000
8/6/2013	2
8/8/2013	305
8/21/2013	2,000
8/22/2013	513
8/23/2013	446
8/27/2013	2,000
8/28/2013	1,000
9/10/2013	1,000
9/30/2013	205
11/1/2013	400
11/5/2013	2,000
11/6/2013	979
11/7/2013	1,000
11/8/2013	1,000
11/12/2013	550
12/12/2013	104
12/13/2013	3,000
12/16/2013	120
3/21/2014	2,000
4/7/2014	451
4/9/2014	536
4/16/2014	2,000
5/12/2014	6,000
5/13/2014	639
5/14/2014	1,500
5/19/2014	4,000
5/20/2014	3,000
5/22/2014	2,000
5/27/2014	7,500
5/30/2014	2,500
6/24/2014	250
7/8/2014	1,000
7/9/2014	1,201
7/10/2014	817
7/14/2014	43
7/15/2014	300
7/23/2014	387
7/24/2014	7,500
7/24/2014	3,394
7/31/2014	200
8/1/2014	3,500
8/4/2014	850
8/5/2014	2,073
8/6/2014	30,000
9/3/2014	3,765
9/18/2014	2,400
9/19/2014	2,600
9/22/2014	10,000
9/24/2014	5,400

All purchases of common stock were funded by working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ANNEX A – PAGE 2

TRANSACTIONS IN SECURITIES OF

THE EASTERN COMPANY

DURING THE PAST TWO YEARS BY

HILCO, INC.

Common Stock purchased and sold by

Hilco, Inc.

Date of Purchase or Sale	Shares of Common Stock Purchased or (Sold)
5/27/2014	2,500
5/30/2014	2,500
6/24/2014	250
7/8/2014	1,000
7/9/2014	1,201
7/10/2014	816
7/15/2014	300
7/23/2014	386
7/24/2014	7,500
8/4/2014	850
8/6/2014	20,000
8/28/2014	1,204
9/3/2014	1,614

ANNEX A – PAGE 3

PRELIMINARY – SUBJECT TO COMPLETION WHITE PROXY CARD THE EASTERN COMPANY

Vote on Directors
The Barington Group recommends a vote FOR the nominees		For	Withhold	For All Except	To withhold authority to vote for any individual nominee of the Barington Group mark “For All Except” and write the number or name of the nominee(s) on the line below.
1.	ELECTION OF DIRECTORS	□	□	□
Nominee
a) James A. Mitarotonda
b) Michael A. McManus, Jr.

Vote on Proposals

The Barington Group recommends a vote FOR the following proposal:
					For	Against	Abstain
2.	Ratify the appointment of Fiondella, Milone & LaSaracina LLP, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015				□	□	□

NOTE:

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or Guardian, please give full title as such. If signer is a corporation, please sign full corporate name by duly authorized officer.

		Yes	No
Please indicate if you plan to attend this meeting.		□	□

Signature [PLEASE SIGN WITHIN BOX]		Date		Signature (Joint Owners)			Date

ANNUAL MEETING
OF
THE EASTERN COMPANY

[________], [___________] [__], 2015
[____________]
[____________]
[____________]

Your vote is very important. Please detach the proxy card below, and sign, date and mail it using the enclosed reply envelope, at your earliest convenience, even if you plan to attend the meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2015 Annual Meeting: The Notice and Proxy Statement and Annual Report are available at [www.barington.com/omnova.html].

-----------------------------------------------------------------------------------------------------------------------------------------------------------

AMER02

PRELIMINARY – SUBJECT TO COMPLETION WHITE PROXY CARD

THE EASTERN COMPANY
112 Bridge Street

P.O. Box 460

Naugatuck, CT 06770-0460

THIS PROXY IS SOLICITED ON BEHALF OF

THE BARINGTON GROUP

The undersigned hereby appoints James A. Mitarotonda, Jared L. Landaw and George W. Hebard, and each of them, with full power of substitution in each, as proxies to vote all the shares of The Eastern Company Common Stock which the undersigned may be entitled to vote at the 2015 Annual Meeting of Shareholders to be held [_______] [__], 2015, and at any adjournments thereof, upon the matters stated on the reverse side, as specified, and in their discretion with respect to any other matters that may properly come before the meeting or any postponement or adjournment thereof, which are not known to the proxies a reasonable time before the solicitation relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be voted FOR Proposals 1 and 2.

(continue on reverse side)